FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date November 30, 2004

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: November 30, 2004

NEWS RELEASE 04-18

For Further Information Contact:

Jean Pierre Jutras or James Devonshire at 1-403-269-6753

Web:  www.tylerresources.com

BAHUERACHI PROJECT UPDATE, SECOND DRILL RIG MOBILIZED

Tyler Resources Inc. is pleased to announce that the second drill rig for the planned Phase 2 Reverse Circulation (RC) drilling is currently arriving on site.  RC drilling is scheduled to commence immediately.

To date, two diamond drill holes have been completed.  All core from these holes has been logged and split and has left the site for the Hermosillo ALS-Chemex Laboratory facility.  On an expedited basis, assay results are expected to be received by the Company and released within approximately two weeks.

Core drilling to date has progressed slower than anticipated due to heavily fractured and altered ground conditions as well as a heavy emphasis on proper core recoveries.  The first drill hole (04-BAH-13) was completed to a depth of 77 meters where it was stopped before its planned total depth due to deteriorating ground conditions.  The second drill hole (04-BAH-14), located roughly 100 meters north of hole #13 and on the same section as Phase 1 drill holes 04-BAH-04 and 05, was completed to planned target depth and core recoveries are reported as excellent.  Drilling has commenced on hole 04-BAH-15.

Field logging of core confirms that both holes have encountered a thin leach cap underlain by supergene copper mineralization similar to that previously reported for the top portions of Phase 1 holes 04-BAH-04 and 05.  In this area, drilling has now identified a strong supergene chalcocite blanket in excess of 150 meters wide and 80 meters in thickness.  Hole #14 also intersected fractured, mineralized limestone units from 58 meters to 159 meters and the main target mineralized skarn-breccia units from 162 meters to 197 meters for a core intercept thickness of 37 meters.  With a maximum vertical intercept depth of 180 meters, this is the deepest the skarn breccia target has been intercepted to date.  Hole #14 was terminated in porphyry cut by quartz-molybdenite-chalcopyrite veins at 220 meters.

The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this exploration update is Jean-Pierre Jutras, P.Geol., President. On site supervision of the program is currently being carried out by Dr. Shane Ebert, P.Geo., a director of the Company and Brent Gonek, B.Sc. Geology.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/COO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States.  The Tyler Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.